UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                         Espey Mfg. & Electronics Corp.
                         ------------------------------
                                (Name of Issuer)

                  Common Stock, par value $0.33 - 1/3 par value
                  ---------------------------------------------
                         (Title of Class of Securities)

                                   296650 10 4
                                   -----------
                                 (CUSIP Number)

                                December 31, 2005
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

[X]     Rule 13d-1(b)
[ ]     Rule 13d-1(c)
[ ]     Rule 13d-1(d)

CUSIP No. 296650 10 4

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(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
    (entities only)

Espey Mfg. & Electronics Corp. Employee Retirement Plan and Trust

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(2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [-]
(b) [-]
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(3) SEC Use Only

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(4) Citizenship or Place of Organization.    United States of America

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Shares                (5)   Sole Voting Power

Beneficially                724,244*
                      ----------------------------------------------------------
Owned                 (6)   Shared Voting Power

by Each                          0
                      ----------------------------------------------------------

Reporting             (7)   Sole Dispositive Power

Person                      724,244*
                      ----------------------------------------------------------
With                  (8)   Shared Dispositive Power

                                 0
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(9)Aggregate Amount Beneficially Owned by Each Reporting Person
                                 724,244*

(10)Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

(11)Percent of Class Represented by Amount in Row 9

                                 31.5 %**
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(12)Type of Reporting Person (See Instructions)   EP

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*  The number of shares reflects the distribution of a stock dividend of one share for each issued share effective December 30, 2005.

**Based on  2,296,762 shares issued and outstanding as of December 31, 2005

Item 1
(a) Name of Issuer:
     Espey Mfg. & Electronics Corp. (the "Issuer")

(b) Address of Issuer's Principal Executive Offices:
     233 Ballston Ave.
     Saratoga Springs, NY 12866

Item 2
(a) Name of Person Filing:
Peggy Murphy  and Howard Pinsley Co-Trustees for
Espey Mfg. & Electronics Corp. Employee Retirement Plan and Trust

(b) Address or Principal Business Office or, if none, Residence:
     233 Ballston Ave.
     Saratoga Springs, NY  12866

(c) Citizenship:
     United States of America

(d) Title of Class of Securities:
     Common Stock, par value $0.33 1/3 per share (the "Common Stock")

(e) CUSIP No.:
     296650 10 4

Item 3. N/A

Item 4. Ownership

a.     Amount Beneficially Owned: 724,244*
b.     Percent of class 31.5%**
c.     Number of shares as to which such person has:
       i.     Sole power to vote or to direct the vote                 724,244*
       ii.     Shared power to vote or to direct the vote                    0
       iii.     Sole power to dispose or to direct the disposition of  724,244*
       iv.     Shared power to dispose or to direct the disposition of       0

* The number of shares reflects the distribution of a stock dividend of one share for each issued share effective December 30, 2005. The shares of common stock by the ESOP Trust are voted by the Trustees in the manner directed by the ESOP Committee. The Trustees, Howard Pinsley and Peggy A. Murphy are the Chairman of the Board, Chief Executive Officer and President of the Company and Secretary of the Company, respectively. The ESOP Committee, which is appointed by the Board of Directors, is comprised of Mr. Pinsley, Ms. Murphy, Director Barry Pinsley, Director Michael W. Wool and David A. O'Neil, the Treasurer and Principal Financial Officer of the Company. As to shares that have been allocated to the accounts of participants in the ESOP, the Trustees are directed by the Committee to vote such shares in accordance with instructions of the participants.

As to unallocated shares and allocated shares for which voting instructions have not been received from participants, the Committee instructs the Trustee to vote such votes proportionately to the shares as to which voting instructions have been received. As of December 31, 2005, 424,244 shares were allocated to the accounts of participants and 300,000 shares were unallocated.

**Based on  shares issued and outstanding as of December 31, 2005


Item 5.  Owneship of 5% or less of a class
      N/A

Item 6. Ownership of More than 5 Percent on Behalf of Another Person
     N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
     N/A

Item 8. Identification and Classification of Members of the Group
     N/A

Item 9. Notice of Dissolution of Group
     N/A

Item 10. Certifications
     N/A



Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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Dated

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Signature
Howard Pinsley               Peggy Murphy
Name/Title